Exhibit 99.1

AnPac Bio Announces Appointment of New Independent Director

Independent Director has Strong Track Record at US Fortune 500 Companies

Philadelphia, Pennsylvania, July 23, 2021 – AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (NASDAQ: ANPC), a biotechnology company with operations in China and the United States, today announced that Mr. Chao Feng, who previously worked for two US Fortune 500 Companies in China, has been appointed as an independent director effective July 19, 2021. Mr. Chao Feng will succeed to Ms. Lin Yu, who resigned as a director of the Company for personal reasons, effective on July 19, 2021.

Mr. Chao Feng has served as the general manager of Shanghai Zhiruihaochen Information Technology Co., Ltd since 2019, the chairman of the strategy committee of Guangzhou Chengding Robots Co., Ltd since 2016 and the chairman of the strategy committee of Shanghai Leiyi Internet Technology Co., Ltd since 2018. Mr. Feng also served as key account project director at Hewlett Packard Enterprise Company (“HP”) China from 2010 to 2012 and data discovery sales manager at Oracle China from 2012 to 2015. Mr. Feng received his bachelor’s degree from Xidian University’s School of Computer Science and Technology, and his MBA degree from East China University of Science and Technology in 2016.

“I welcome Mr. Chao Feng in joining our board of directors. His strong academic background and business management experience, particularly in strategic planning, capital market transactions and sales, will benefit our Company in our pursuit of long-term growth,” said Dr. Chris Yu, the CEO and Chairman of the board of directors for AnPac Bio. “Also, on behalf of our management team and board of directors, I would like to thank Ms. Lin Yu for her contributions to the Company.”

“AnPac Bio has been recognized in the field of early cancer screening and detection, and I'm excited to be a part of the team. I look forward to contributing to AnPac Bio's future success as a member of its Board and helping the Company in its further development,” said Mr. Chao Feng, the new independent director of AnPac Bio.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 142 issued patents as of March 31, 2021. With two certified clinical laboratories in China and one CLIA registered clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to Frost & Sullivan, AnPac Bio ranked third worldwide among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection, based on approximately 41,700 clinical samples as of December 31, 2019. AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.